SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13D-101)
                              (AMENDMENT NO. 3)(1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                           SEABULK INTERNATIONAL, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    81169P101
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                                 (CUSIP Number)


                           Nautilus Acquisition, L.P.
               c/o Credit Suisse First Boston Private Equity, Inc.
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes

                           Credit Suisse First Boston,
               on behalf of the investment banking business of the
                    Credit Suisse First Boston business unit
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 16, 2005
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             (Date of event which requires filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

           This Amendment No. 3 supplements the statement on Schedule 13D dated July 15, 2002, as amended by Amendment No. 1, dated September 16, 2002, ("Amendment No. 1") and further amended by Amendment No. 2, dated October 12, 2004, ("Amendment No. 2") filed by (1) Nautilus Acquisition, L.P., a Delaware limited partnership ("Nautilus"); (2) Nautilus Intermediary, L.P., a Delaware limited partnership ("Nautilus Intermediary"); (3) Nautilus AIV, L.P, a Delaware limited partnership ("Nautilus AIV").; (4) Nautilus GP, LLC, a Delaware limited liability company ("Nautilus Special GP"); (5) Credit Suisse First Boston Private Equity, Inc. ("CSFB" and, together with Nautilus, Nautilus Intermediary, Nautilus AIV and Nautilus Special GP, the "Nautilus Entities"); (6) Merkur-Nautilus Holdings, LLC, a Delaware limited liability company ("Merkur-Nautilus") (7) Turnham-Nautilus Holdings, LLC, a Delaware limited liability company ("Turnham-Nautilus"); (8) Martin Merkur ("Merkur"), (9) Robert
C. Turnham, Jr. ("Turnham"); (10) W.M. Craig ("Craig"); and (11) Credit Suisse First Boston, a Swiss bank, (the "Bank") on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business excluding Asset Management of the Credit Suisse First Boston business unit. This Amendment is being filed by the Nautilus Entities, Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham, Craig and the Bank, on behalf of itself and the CSFB Entities (such persons collectively, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the original Schedule 13D, Amendment No. 1 or Amendment No. 2, as applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On March 16, 2005, Seacor Holdings Inc., a Delaware corporation ("Seacor"), SBLK Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Seacor ("Merger Sub"), CORBULK LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Seacor ("LLC") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for the indirect acquisition by Seacor (through Merger Sub and, if necessary, subsequently through LLC in a forward merger) in a stock and cash transaction of all of the issued and outstanding equity securities of the Company (the "Merger").

           In connection with the execution of the Merger Agreement, Nautilus and C/R Int'l., C/R U.S., C/R Coinvestment and C/R Coinvestment II (collectively, the "C/R Purchasers") (each of Nautilus and the C/R Purchasers, a "Stockholder" and collectively, the "Stockholders"), entered into (i) a Stockholders' Agreement, dated as of March 16, 2005, (the "Stockholders' Agreement"), with Parent, Merger Sub and LLC, and (ii) a Registration Rights Agreement, dated as of March 16, 2005 (the "Registration Rights Agreement"), with Seacor, the principal terms of which agreements are described below. The following descriptions of the Stockholders' Agreement and the Registration Rights Agreement are summaries only and are qualified in their entirety by reference to the Stockholders' Agreement and the Registration Rights Agreement, each of which is being filed as an exhibit to this Amendment No. 3 and is incorporated herein by reference.

           Stockholders Agreement.

           Non-Solicitation. Except to the extent the Company is permitted to do so by the Merger Agreement, each Stockholder agreed not to, and not to permit its representatives to, solicit, participate in discussions or enter any agreement with respect to any other Takeover Proposals (as defined in the Merger Agreement) for the Company, and agreed to notify Seacor if it received such a proposal.

           Agreement to Vote. During the time the Stockholders' Agreement is in effect, each Stockholder agreed to vote all of its Existing Shares (as defined in the Stockholders' Agreement) (i) for adoption of the Merger Agreement at any meeting of stockholders of the Company and (ii) against (a) any Takeover Proposal, without regard to any recommendation of the Company's board of directors concerning such Takeover Proposal, and without regard to the terms of such Takeover Proposal, (b) any agreement or other action that could prevent, impede or delay the consummation of the Merger or (c) any action that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement.

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
           Restrictions on Dispositions. Each Stockholder agreed, while the Stockholders' Agreement is in effect and subject to certain exceptions, not to sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement or understanding to sell, any of the Common Stock it owns.

           Irrevocable Proxy. Each Stockholder granted Seacor an irrevocable proxy to permit Seacor or its designee to vote the Common Stock it holds in the Company in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. The irrevocable proxy will be deemed revoked upon the valid termination of the Stockholders' Agreement.

           Termination. The Stockholders' Agreement will terminate automatically upon the termination of the Merger Agreement and will be deemed satisfied in full and terminated upon the consummation of the Merger.

           Registration Rights Agreement.

           Shares of Seacor common stock to be issued to the Stockholders under the terms of the Merger Agreement will be subject to certain restrictions under the Securities Act of 1933, as amended. Consequently, Seacor and the Stockholders entered into the Registration Rights agreement, pursuant to which Seacor agreed, among other things, that no later than 30 days after the closing date of the Merger, it will file a shelf registration statement relating to the offer and sale by the Stockholders of their shares of Seacor common stock acquired in the Merger. Seacor agreed to keep the shelf registration statement effective for three years from the effective time of the Merger, which period may be extended in certain circumstances, and agreed to assist the Stockholders in effecting up to three underwritten offerings. Seacor also agreed to afford the Stockholders certain piggyback registration rights.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed herewith:

          Exhibit 6A: Stockholders' Agreement, dated as of March 16, 2005.

          Exhibit 6B: Registration Rights Agreement, dated as of March 16, 2005.

          Exhibit 6C: Joint Filing Agreement, dated as of March 17, 2005.
















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                         NAUTILUS ACQUISITION, L.P.

                         By: NAUTILUS INTERMEDIARY, L.P., its General Partner

                         By: NAUTILUS AIV, L.P., its General Partner

                         By: Nautilus GP, LLC, its managing general partner

                         By: Turnham-Nautilus Holdings, LLC,
                             Class A Member and Authorized Signatory

                             By: /s/ Robert C. Turnham
                                 ----------------------------------------
                                 Name: Robert C. Turnham, Jr.
                                 Title: Member and Authorized Signatory










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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                          NAUTILUS INTERMEDIARY, L.P.


                          By: NAUTILUS AIV, L.P., its General Partner

                          By: Nautilus GP, LLC, its managing general partner

                          By: Turnham-Nautilus Holdings, LLC
                              Class A Member and Authorized Signatory

                              By: /s/ Robert C. Turnham, Jr.
                                  --------------------------------------------
                                  Name: Robert C. Turnham, Jr.
                                  Title: Member and Authorized Signatory













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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                             Nautilus AIV, LP

                             By: Nautilus GP, LLC, its managing general partner

                             By: Turnham-Nautilus Holdings, LLC
                                 Class A Member and Authorized Signatory

                                 By: /s/ Robert C. Turnham, Jr.
                                     ----------------------------------------
                                     Name: Robert C. Turnham, Jr.
                                     Title: Member and Authorized Signatory












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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                               NAUTILUS GP, LLC


                               By: Turnham-Nautilus Holdings, LLC
                                   Class A Member and Authorized Signatory


                                   By: /s/ Robert C. Turnham, Jr.
                                       ---------------------------------------
                                       Name: Robert C. Turnham, Jr.
                                       Title: Member and Authorized Signatory














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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                                   CREDIT SUISSE FIRST BOSTON

                                   INVESTMENT BANKING BUSINESS OF THE CREDIT
                                   SUISSE FIRST BOSTON BUSINESS UNIT


                                   By: /s/ Ivy B. Dodes
                                       ----------------------------------------
                                       Name: Ivy B. Dodes
                                       Title: Managing Director

















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                             CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.


                             By: /s/ Ivy B. Dodes
                                 -------------------------------------------
                                 Name: Ivy B. Dodes
                                 Title:  Vice President


















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                                       MERKUR-NAUTILUS HOLDINGS, LLC

                                       By: /s/ Martin Merkur
                                           ------------------------------------
                                           Name: Martin Merkur
                                           Title: Member


















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                                  TURNHAM-NAUTILUS HOLDINGS, LLC


                                  By: /s/ Robert C. Turnham, Jr.
                                      ---------------------------------------
                                      Name: Robert C. Turnham, Jr.
                                      Title: Member


















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005



                                     By:  /s/ Martin Merkur
                                          ----------------------------------
                                          Martin Merkur





















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005



                                         By: /s/ Robert C. Turnham, Jr.
                                             --------------------------------
                                             Robert C. Turnham, Jr.



















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
           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 18, 2005

                                       /s/ W.M. Craig
                                       --------------------------------------
                                       W.M. Craig




















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